Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE FIRST QUARTER OF 2021

AZOUR, Israel – May 25, 2021 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced its consolidated financial results for the first quarter of 2021.

Highlights of the first quarter of 2021
•	Continued growth as the Company continues to successfully overcome and exits the impacts of the Covid-19 pandemic;
•	Net increase in aftermarket subscribers of 25,000; net decrease in OEM subscribers of 5,000;
•	Revenue of $67.4 million at around the same level as in the first quarter of last year and up 6% sequentially;
•	Net income of $8.3 million, up 30% year-over-year and adjusted EBITDA of $17.1 million, up 12% year-over-year;
•	Generated $9.2 million in quarterly operating cash flow;
•	Declared dividend of $3 million;

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are happy with the continued improvement in our quarterly results with a solid increase in profitability. We are especially pleased with the strong growth in our after-market subscriber base which grew by 25,000, above our typically expected range.  While the pandemic continues to impact many people in many of the countries we operate in, we are pleased that we are successfully overcoming the challenges and moving through 2021, we have returned to growth and improving profitability.

Mr. Sheratzky concluded, “Our results demonstrate that Ituran is emerging from this period as a stronger company, with a platform for continued sustainable and profitable growth. We expect the positive trends in our results to continue throughout the year ahead.”

First Quarter 2021 Results

Revenues for the first quarter of 2021 were $67.4 million, a decrease of 1% compared with revenues of $68.4 million in the first quarter of 2020.

The higher average level of the US dollar exchange rate versus the Brazilian real during the quarter compared with the same period last year, reduced the overall revenue level in US dollar terms. In local currency terms, first quarter revenue were at the same level as those of the first quarter of last year.

68% of revenues were from location-based service subscription fees and 32% were from product revenues.

Revenues from subscription fees were $45.6 million, a decrease of 7% over first quarter 2020 revenues. In local currency terms, first quarter subscription fees decreased by 4% year-over-year.

The subscriber base amounted to 1,788,000 as of March 31, 2021.

This represents an increase of 20,000 net over that of the end of the prior quarter. During the quarter, there was an increase of 25,000 in the aftermarket subscriber base and a decline of 5,000 in the OEM subscriber base.

Product revenues were $21.7 million, an increase of 12% compared with that of the first quarter of 2020.

Gross profit for the quarter was $30.4 million (45.1% of revenues), a 2% decrease compared with gross profit of $31.0 million (45.3% of revenues) in the first quarter of 2020.

The gross margin in the quarter on subscription revenues was 54.5%, compared with 54.4% in the first quarter of 2020. The gross margin on products was 25.4%, compared with 22.3% in the first quarter of 2020.

Operating income for the quarter was $12.8 million (19.0% of revenues), an increase of 27% compared with an operating income of $10.1 million (14.7% of revenues), in the first quarter of last year. In local currency terms, the operating income would have grown by 30%.

EBITDA for the quarter was $17.1 million (25.4% of revenues), an increase of 12% compared with an EBITDA of $15.3 million (22.4% of revenues) in the first quarter of last year. In local currency terms, the EBITDA would have increased by 16% year over year.

Financial expense for the quarter was $1.0 million compared with a financial expense of $0.7 million in the first quarter of last year.

Net income for the first quarter of 2021 was $8.3 million (12.3% of revenues) or earnings per share of $0.40. This is an increase of 30% compared to a net income of $6.4 million and earnings per share of $0.31 in the first quarter of 2020.

Cash flow from operations for the first quarter of 2021 was $9.2 million.

As of March 31, 2021, the Company had cash, including marketable securities, of $70.1 million and debt of $41.8 million, amounting to a net cash of $28.3 million. This is compared with cash, including marketable securities, of $78.8 million and debt of $54.5 million, amounting to a net cash of $24.3 million, as of December 31, 2020.

Dividend

For the first quarter of 2021, a dividend of $3.0 million was declared. This is in line with the Board’s current policy of issuing at least $3 million on a quarterly basis.

Conference Call Information

The Company will also be hosting a conference call later today, March 25, 2021 at 9am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246

 ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of March 31, 2021

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of March 31, 2021

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	March 31,	Decmber 31,
(in thousands)	2021	2020
	(unaudited)

Current assets

Cash and cash equivalents	64,133	72,183
Investments in marketable securities	5,967	6,663
Accounts receivable (net of allowance for doubtful accounts)	43,336	39,343
Other current assets	36,377	38,624
Inventories	20,442	22,622
	170,255	179,435

Non- Current investments and other assets

Investments in affiliated companies	900	908
Investments in other companies	1,495	1,263
Other non-current assets	3,396	2,953
Deferred income taxes	12,268	11,910
Funds in respect of employee rights upon retirement	13,798	13,558
	31,857	30,592

Property and equipment, net	35,099	37,653

Operating lease right-of-use assets, net	4,942	5,548

Intangible assets, net	18,460	19,382

Goodwill	39,716	39,862

Total assets	300,329	312,472

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	March 31,	December 31,
(in thousands)	2021	2020
	(unaudited)
Current liabilities

Credit from banking institutions	17,220	20,388
Accounts payable	17,753	19,716
Deferred revenues	25,445	24,351
Obligation to purchase non-controlling interests	10,595	10,595
Other current liabilities	45,520	37,677
	116,533	112,727

Non- Current liabilities

Long term loan	24,568	34,068
Liability for employee rights upon retirement	19,515	19,715
Deferred income taxes	2,356	2,494
Deferred revenues	8,773	8,536
Others non-current liabilities	2,261	2,692
Operating lease liabilities, non-current	2,078	2,341
	59,551	69,846

Stockholders’ equity	121,024	127,192
Non-controlling interests	3,221	2,707
Total equity	124,245	129,899

Total liabilities and equity	300,329	312,472

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars
(in thousands	Three months period ended March 31,
except per share data)	2021	2020
	(unaudited)
Revenues:
Telematics services	45,619	48,976
Telematics products	21,746	19,398
	67,365	68,374

Cost of revenues:
Telematics services	20,770	22,342
Telematics products	16,231	15,063
	37,001	37,405

Gross profit	30,364	30,969
Research and development expenses	3,546	3,886
Selling and marketing expenses	2,957	3,059
General and administrative expenses	11,098	13,923
Other expenses (income), net	(12)	27
Operating income	12,775	10,074
Other expenses, net	(3)	(10)
Financing expenses, net	(993)	(654)
Income before income tax	11,779	9,410
Income tax expenses	(2,813)	(1,926)
Share in losses of affiliated companies ,net	(11)	(903)
Net income for the period	8,955	6,581
Less: Net income attributable to non-controlling interest	(694)	(214)
Net income attributable to the Company	8,261	6,367

Basic and diluted earnings per share attributable to Company’s stockholders	0.40	0.31

Basic and diluted weighted average number of shares outstanding (in thousands)	20,813	20,813

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Three months period ended March 31,
(in thousands)	2021	2020
	(unaudited)
Cash flows from operating activities
Net income for the period	8,955	6,581
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	4,352	5,223
Interest and exchange rate on short and long term credit	(29)	(598)
Loss in respect of trading marketable securities	481	90
Increase in liability for employee rights upon retirement, net	462	834
Share in losses of affiliated company, net	11	903
Deferred income taxes	(921)	798
Capital losses (gain) from sale of property and equipment, net	(4)	60
Increase in accounts receivable	(5,588)	(4,491)
Increase in other current and non-current assets	(520)	(528)
Decrease (increase) in inventories	1,660	(378)
Increase (decrease) in accounts payable	(956)	190
Increase (decrease) in deferred revenues	1,821	(1,403)
Increase (decrease) in other current and non-current liabilities	(521)	3,380
Increase in obligation for purchase non-controlling interests	-	51
Net cash provided by operating activities	9,203	10,712

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(739)	(108)
Capital expenditures	(2,717)	(3,451)
Investments in affiliated and other companies	(282)	(496)
Investment in long term deposit	(79)	(22)
Proceeds from sale of property and equipment	221	166
Net cash used in investment activities	(3,596)	(3,911)

Cash flows from financing activities
Short term credit from banking institutions, net	(49)	2,660
Repayment of long term loan	(10,771)	(4,285)
Dividend paid	-	(5,050)
Dividend paid to non-controlling interest	(29)	-
Net cash used in in financing activities	(10,849)	(6,675)
Effect of exchange rate changes on cash and cash equivalents	(2,808)	(4,232)
Net decrease in cash and cash equivalents	(8,050)	(4,106)
Balance of cash and cash equivalents at beginning of period	72,183	53,964
Balance of cash and cash equivalents at end of period	64,133	49,858

Supplementary information on financing and investing activities not involving cash flows:
In March 2021, the Company declared a dividend in the amount of US$ 10 million.  The dividend was paid on April 2021

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